Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012	Spokane, WA 99201
Office: (509) 232-7674	Fax: (509) 455-8483

March 11, 2011

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Brad Skinner
Senior Assistant
Chief Accountant

Re:	Daybreak Oil and Gas, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2010
Filed May 28, 2010
Form 10-Q for the Fiscal Quarter Ended May 31, 2010
Filed July 15, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 13, 2011
File No. 0-50107

Dear Mr. Skinner:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2011 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment in bold for your reference.

Mr. Skinner

Securities and Exchange Commission

March 11, 2011

Form 10-K for the fiscal year ended February 28, 2010

Summary of Operating Data, page 21

1.

We note you disclosed the net amount of oil and gas production for the fiscal year ended February 28, 2010. Please note that Item 1204(a) of Regulation S-K requires this information for each of your last three fiscal years.

Response:

We understand the intent of Item 1204 (a) of Regulation S-K regarding the disclosure of oil and gas production information for each of the last three fiscal years.

Daybreak is focused on only one project in Kern County, California. By presenting oil and gas production information about discontinued properties, we believe the reader could be confused as to the direction and purpose the Company is pursuing.

It is our sincere belief that by omitting the oil and gas production information for properties that were considered to be discontinued properties from prior fiscal years, we were improving the clarity of the presentation for the reader of the Annual Report on Form 10-K and that our presentation does not omit material information.

As an alternative way of avoiding confusion in future filings, we will present information for each of the last three fiscal years pursuant to Item 1202 (a) of Regulation S-K, but will footnote the information as to the discontinued status of the properties from which the production information arose.

Financial Statements

Note 15 - Supplementary Information for Oil and Gas Producing Activities (Unaudited), page 63

Proved Reserves, Page 64

2.

Provide the disclosures required by Item 1202(a)(7) of Regulation S-K, including the internal controls you use in your reserve estimation process and the qualifications of the technical person primarily responsible for overseeing the preparation of your reserve estimates.

Mr. Skinner

Securities and Exchange Commission

March 11, 2011

Response:

Huddleston & Co., Inc. of Houston, Texas (“Huddleston”), the independent petroleum engineering consultant, estimated, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the Commission, all of the proved reserve information in our Annual Report on Form 10-K. The Company’s internal control over its reserve reporting process is designed to result in accurate and reliable estimates in compliance with applicable regulations and guidance. Internal reserve preparation is performed by Robert Martin, the Senior Vice-President - Exploration of the Company. Mr. Martin is a 1977 graduate of McGill University in Montreal, Quebec, Canada with an Honors Bachelor of Science Degree in Geological Science and is a member, in good standing, of the Association of Professional Engineers Geologists and Geophysicists of Alberta (APEGGA) and entitled to the designation “Professional Geologist” in Alberta. Mr. Martin has over thirty years of experience in petroleum exploration and management. Mr. Martin consults regularly with Huddleston during the reserve estimation process to review properties, assumptions, and any new data available. Additionally, the Company’s senior management reviewed and approved all Daybreak reserve reports contained in the Form 10-K.

The technical person at Huddleston primarily responsible for the preparation of the reserve report was Greg Floyd P.E. and Vice-President. Mr. Floyd graduated from Texas A&M University with a degree in Petroleum Engineering. He is a registered Professional Engineer in Texas and a member in good standing of the Society of Petroleum Engineers. Mr. Floyd has been employed by Huddleston as a reservoir engineer since 1986.

3.

We note you report proved undeveloped reserves as of February 28, 2010. Please disclose material changes in your proved undeveloped reserves that occurred in fiscal 2010, discuss investments and progress you have made during the year to develop these reserves and explain the reasons why material amounts of proved undeveloped reserves remain undeveloped for periods greater than five years to the extent you have such reserves. Refer to Item 1203 of Regulation S-K for additional guidance.

Response:

At February 28, 2009, we did not have any proved undeveloped reserves. During the fiscal year ended February 28, 2010, our proved undeveloped reserves increased to 23,507 barrels as a result of exploratory and developmental drilling at our Sunday and Bear locations in Kern County, California. The successful completion of the Sunday #2, Sunday #3, Bear #2 and Sunday #4H wells proved that our interpretation of our 3-D seismic data was valid. We spent approximately $668,500 during the fiscal year ended February 28, 2010 to bring these four wells into production. During the fiscal year ended February 28, 2010, there was not a material change in the conversion of proved undeveloped reserves to proved developed reserves. However, a total of 10,230 barrels of proved undeveloped reserves were converted to proved developed reserves in March and April of 2010. We continue to modify our interpretation of the 3-D seismic data to identify future drilling targets and convert proved undeveloped reserves to proved producing reserves.

In future filings, we will disclose we have no amounts of proved undeveloped reserves that have remained undeveloped for a period greater than five years.

Mr. Skinner

Securities and Exchange Commission

March 11, 2011

Exhibit 99.1

4.

We note that your reserves have been evaluated by Huddleston & Co. and see that you attached a report from that firm as an exhibit to your filing. However, that report does not appear to address each of the requirements of Item 1202(a)(8) of Regulation S-K. The report should address the following items:

•	A statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report.

•	A discussion of the possible effects of regulation on your ability to recover the estimated reserve.

•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

Response:

In our conversations with Huddleston since receiving your comments, Huddleston has made the point that, while it believes the disclosure in its report covers bullet points one and three above, it will include in any future reports the disclosure required by bullet points one and three above. The revised disclosure will be similar to the language in italics below:

We consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the Commission’s final rule regarding the Modernization of Oil and Gas Reporting, including all references to Regulation S-X and Regulation S-K. In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the Commission regulations.

Additionally, Huddleston has agreed to include the disclosure required by bullet point two above in any future reports. The revised disclosure will be similar to the language in italics below:

Mr. Skinner

Securities and Exchange Commission

March 11, 2011

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware at this time of any such governmental actions that would restrict the recovery of the March 1, 2010 estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Form 10-Q and Form 10-K filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently involved with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2011. We hereby confirm that all of our responses as described in this letter to the Staff’s comments will be incorporated into the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2011.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President, Chief Executive Officer and
interim principal finance and accounting officer